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                                                                    EXHIBIT 12.1
                               POLYONE CORPORATION
                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (IN MILLIONS)

                                                          Three months ended
                                                                March 31,                  Year ended December 31,
                                                           2002 (1)  2001 (2)  2001 (3)    2000      1999       1998      1997
                                                          -------------------  ------------------------------------------------

Earnings:
     Consolidated pre-tax income from continuing
          operations before minority interest and
          earnings of equity affiliates                      (3.3)    (26.2)    (60.5)    (10.9)     164.3       19.9      34.9
     Share of distributed earnings of equity affiliates       1.3       3.2       5.4      32.3        4.6        3.2         -
     Share of pre-tax loss of equity affiliates
          with guaranteed debt                               (3.5)    (12.8)     (8.6)        -       (9.3)      (0.1)     (1.2)
     Add, fixed charges                                      11.2      15.7      61.0      43.7       34.2       33.7      28.0
     Add, amortization of capitalized interest                0.2       0.2       0.8       0.8        1.8        1.9       1.8
     Subtract, interest capitalized                             -         -      (1.1)        -       (0.7)         -      (5.2)
                                                             ---------------    ------------------------------------------------
                                                              5.9     (19.9)     (3.0)     65.9      194.9       58.6      58.3
                                                             ---------------    ------------------------------------------------

Fixed charges:
     Interest expense                                         8.8      12.9      41.5      36.3       17.3       15.6      11.3
     Capitalized interest                                       -         -       1.1         -        0.7          -       5.2
     Net amortization of debt discount and premium
          and issuance expenses                               0.2       0.2       0.8       0.4        0.4        0.4       0.6
     Interest portion of rental expense (4)                   0.2       0.2       8.5       7.0        7.0       10.7      10.7
     Interest expense relating to guaranteed
          debt of equity affiliates                           2.0       2.4       9.1         -        8.8        7.0       0.2
                                                             ---------------    ------------------------------------------------
                                                             11.2      15.7      61.0      43.7       34.2       33.7      28.0
                                                             ---------------    ------------------------------------------------
     Ratio of earnings to fixed charges                       ---       ---       ---      1.5x       5.7x       1.7x      2.1x
                                                             ---------------    ------------------------------------------------


(1) Earnings for the three months ended March 31, 2002 were insufficient to cover fixed charges by $5.3 million. Accordingly, such ratio is not presented.

(2) Earnings for the three months ended March 31, 2001 were insufficient to cover fixed charges by $35.6 million. Accordingly, such ratio is not presented.

(3) Earnings in 2001 were insufficient to cover fixed charges by $64.0 million. Accordingly, such ratio is not presented.

(4) The interest factor represents approximately one-third of lease expense, which management believes is representative of the interest component of lease expense.